Global Med Technologies, Inc.
12600 West Colfax
Suite C-240
Lakewood, CO 80215

May 6, 2005

VIA TELEFAX AND REGULAR MAIL

Owen Pinkerton
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N. W., Mail Stop 0409
Washington, D.C. 20549

Re:	Global Med Technologies, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-123378 Filed April 27, 2005

Dear Mr. Pinkerton:

     At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission’s letter dated May 5, 2005 regarding our Amendment No. 1 to Form S-1 Registration Statement filed on April 27, 2005. We are providing the following letter containing our responses.

FORM SB-2 FILED FEBRUARY 10, 2005

The Fusion Capital Transaction General

COMMENT 1:

We refer to the table found on page 48 that provides examples of the number of additional commitment shares that would be issued under various pricing and volume scenarios. Please add a column that illustrates the effective price per share paid by Fusion Capital for all of the shares issued, including the additional commitment shares. For example, we note that when you calculate the price per share after including the additional commitment shares in the last row, the effective price per share drops from $2.50 to $2.17.

RESPONSE	The Company has added a column to the table noted above with information detailing the effective purchase price per share as requested.

Mr. Owen Pinkerton

May 6, 2005

The information to be added as a column in the far right of the table is as follows:

Effective Purchase Price Per Common Share
$ 0.72
$ 0.94
$ 1.37
$ 1.78
$ 2.17

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 27

COMMENT 2:

We have reviewed your revisions in response to Comment No. 2 from our previous comment letter. Please expand your discussion of how you intend to account for the additional commitment shares. We note your statement that the shares will be accounted for in the company’s balance sheet, but it’s not clear whether they will be treated as offering costs or as costs of financing. Please revise to clarify your accounting treatment and what accounts will be impacted by the transaction.

RESPONSE	The Company has modified its discussion. The additions to the original discussion are underlined and the wording deleted now has a line through it. The discussion now states the following:

In conjunction with the Fusion Capital Common Stock Purchase Agreement, the Company has agreed to issue additional commitment shares to Fusion Capital as they purchase up to $8 million of the Company’s common stock. The specific details related to the issuance of these shares is more fully described in section entitled “Commitment Shares Issued to Fusion Capital” on page 46. The additional commitment shares issued in conjunction with the number of shares purchased by Fusion Capital will be considered outstanding on the date of purchase. The additional commitment shares issued and the number of shares purchased will be combined and the total shares received by Fusion Capital will be valued equally. The net proceeds received from the offering will be included in the equity section of the Company’s balance sheet. The direct costs associated with the issuance of the common shares to Fusion Capital will be treated as offering costs and netted against the proceeds received from the sale of these shares.

Mr. Owen Pinkerton

May 6, 2005

Management Involvement in Certain Legal Proceedings, page 39

COMMENT 3:

We refer to your belief that the “lower court ruling in this case is substantively and procedurally in error……” This statement is a legal conclusion that the company is not qualified to make. If the statement is based on a conclusion drawn from counsel, please state this, identify counsel and have counsel file consent to the registrations statement. Alternatively, please remove this statement.

RESPONSE	Global Med has revised its discussion on this issue. The sentence referred to above has been deleted. The paragraph now reads as follows:

In September 2002, Global Med filed a lawsuit against Donnie L. Jackson, Jr., Global Med’s former Vice President of Sales and Marketing. Global Med alleges, among other things, that prior to his resignation in July 2002 Mr. Jackson misappropriated certain trade secrets of Global Med. Mr. Jackson is currently a management employee of one of Global Med’s competitors. On March 30, 2005, the Superior Court of the State of California in and for the County of El Dorado granted the motion for summary judgment for Donnie L. Jackson, Jr. and ordered the Company to pay approximately $655 thousand for attorneys’ fees. Global Med is vigorously pursuing an appeal of this decision. Global Med is appealing the judgment of the court and has not accrued any amount in the Company’s financial statements. If the Company’s appeal is not successful, the Company may be required to pay damages that range from $0 to approximately $655 thousand.

Mr. Owen Pinkerton

May 6, 2005

In addition pursuant to the Commission’s request, the Company confirms that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please feel free to contact me.

Sincerely,

/s/ Michael I. Ruxin